                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

              Falcon Cable Systems Co. a California Ltd Partnership
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                                (Name of Issuer)

                                 Unit Ltd Partn
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                         (Title of Class of Securities)

                                    305902108
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                                 (CUSIP Number)

1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
   Persons.
     WALLACE R. WEITZ & COMPANY    47-0654095
2) Check the Appropriate Box if a Member of a Group.
     (a) [   ]
     (b) [ X ]

3) SEC Use Only.

4) Citizenship or Place of Organization.
     STATE OF NEBRASKA

Number of Shares Beneficially Owned by Each Reporting Person With:
     5) Sole Voting Power: NONE

     6) Shares Voting Power: NONE

     7) Sole Dispositive Power: NONE

     8) Shared Dispositive Power: NONE

9) Aggregate Amount Beneficially Owned by Each Reporting Person.
     NONE

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares. [   ]

11) Percent of Class Represented by Amount in Row 9.
     0%

12) Type of Reporting Person.
     IA
Check the following box if a fee is being paid with this statement [   ]

                                                                        Page -2-
SCHEDULE 13G

Item 1(a).  Name of Issuer:
               FALCON CABLE SYSTEMS CO.

Item 1(b).  Address of Issuer's Principal Executive Office:
               10900 WILSHIRE BOULEVARD, 15TH FLOOR
               LOS ANGELES, CALIFORNIA 90024

Item 2(a).  Name of Person Filing:
               WALLACE R. WEITZ & COMPANY

Item 2(b).  Address of Principal Business Office:
               1125 SOUTH 103RD STREET, SUITE 600
               OMAHA, NEBRASKA 68124-6008

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23-d(b), check whether the person filing is a:
          [ X ] INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISER ACT OF 1940

Item 4.  Ownership
          (A) 0
          (B) 0%
          (C) (I) SOLE POWER TO DIRECT VOTE - 0
               (II) SOLE POWER TO DISPOSE - 0

Item 10.  Certification
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   /s/ Wallace R. Weitz
                                   -------------------------------------------
                                   Wallace R. Weitz, President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:   12/1/95          /s/ Wallace R. Weitz
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                                   Wallace R. Weitz, President